UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2024

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Resolution on Cash Dividend

1. Dividend category		Annual dividend (cash)
2. Dividend amount per share (Won)	Common Stock	1,050
	Preferred Stock	—
3. Market dividend rate (%)	Common Stock	2.1
	Preferred Stock	—
4. Total amount of dividend payment (Won)		223,334,716,500
5. Record date		December 31, 2023
6. Dividend payment date		—
7. Date of the general shareholders’ meeting		—
8. Date of the resolution by the Board of Directors		February 2, 2024
Attendance of external directors	Present	5
	Absent	—

9. Other noteworthy matters

•	In addition to the annual dividend for the fiscal year 2023 described above, the following interim dividends were previously paid during 2023:

•	Won 830 per share as interim dividend for the first quarter of 2023; and

•	Won 830 per share as interim dividend for the second quarter of 2023; and

•	Won 830 per share as interim dividend for the third quarter of 2023.

•

The ratio of dividend to market value above is derived by dividing (x) the annual dividend amount per share by (y) the arithmetic average closing price of the common stock of SK Telecom Co., Ltd. (the “Company”) on the KOSPI Market of the Korea Exchange for the one-week period ending on the second trading day before the record date, and it excludes the interim dividend amounts per share.

•

The date of the general shareholders’ meeting has not yet been determined, and the dividend payment date will be set at a date within one month of the general shareholders’ meeting in accordance with Article 464-2 of the Commercial Act of Korea.

•	The matters stated in this report may be subject to change based on the results of the audit by the Company’s external auditor and the approval at the general shareholders’ meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Hee Jun Chung
(Signature)
Name: Hee Jun Chung
Title: Vice President

Date: February 5, 2024